October 28, 2004

Filed by Westcorp
Pursuant to Rule 425 Filings under the
Securities Act of 1933 and
deemed filed pursuant to Rule 14 a-12 under
the Securities and Exchange Act of 1934.
Subject Company: Westcorp
Registration Statement No: 333-117424.

Lisa Capps
Investor Relations
Westcorp
Phone: (949) 727-1002
Email: Investor_Relations@WestcorpInc.com

Westcorp Obtains Regulatory Approval from the FDIC

Irvine, CA: Westcorp (NYSE:WES) announced today that the Federal Deposit Insurance Corporation approved the application to merge WFS Financial into Western Financial Bank as part of the acquisition of the minority interest in WFS Financial. Both the California Department of Financial Institutions and the Office of Thrift Supervision have previously approved the conversion of the Bank to a California state commercial bank, subject to receipt of all other required regulatory approvals.

The conversion is still contingent upon the approval of the Board of Governors of the Federal Reserve of the Company’s application to become a bank holding company. The merger also remains subject to approval by the majority of WFS Financial’s minority shareholders.

“The approval of the Bank’s application by the FDIC brings us one step closer towards converting to a California state commercial bank,” said Ernest Rady, Chairman of the Board of Westcorp. “We anticipate that the merger of WFS Financial with and into Western Financial Bank and the conversion of the Bank to a California state commercial bank will be completed sometime in the first quarter of 2005. We believe the combined company provides greater flexibility in responding to market factors and to utilize, to a greater extent, low cost insured customer deposits to finance our activities.”

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information regarding the transaction. Westcorp and WFS Financial has filed the proxy statement/prospectus with the Securities and Exchange Commission, but it has not yet been declared effective.

Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Westcorp and WFS Financial at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and other such documents may also be obtained from Westcorp or from WFS Financial by directing such request to Westcorp, Attn: Investor Relations, 23 Pasteur, Irvine, California 92618, Telephone 949.727.1002.

WFS Financial and certain other persons referred to below may be deemed to be participants in any solicitation of proxies of WFS Financial’s shareholders to adopt the merger agreement providing for Westcorp’s acquisition of the minority interest in WFS Financial. The participants in such solicitation may include the directors and executive officers of WFS Financial, who may have an interest in the transaction as a result of holding stock or options of WFS Financial. A detailed list of the names and interest of WFS Financial’s directors and executive officers is contained in WFS Financial’s Proxy Statement for its Annual Meeting, held on April 25, 2004, which may be obtained without charge at the Securities and Exchange Commission web site at www.sec.gov.

Westcorp is a financial services holding company whose principal subsidiaries are WFS Financial Inc and Western Financial Bank. Westcorp is a publicly owned company whose common stock is traded on the New York Stock Exchange under the symbol WES.

Westcorp, through its subsidiary, WFS Financial, is one of the nation’s largest independent automobile finance companies. WFS Financial specializes in originating, securitizing, and servicing new and pre-owned prime and non-prime credit quality automobile contracts through its nationwide relationships with automobile dealers. Information about WFS Financial can be found at its web site at http://www.wfsfinancial.com.

Westcorp, through its subsidiary, Western Financial Bank, operates 20 retail bank branches and provides commercial banking services in Southern California. Information on the products and services offered by the Bank can be found at its web site at http://www.wfb.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended. Forward-looking statements are identified by the use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” and similar terms and phrases, including references to assumptions.

Forward-looking statements in this press release relate to the Companies future prospects, developments and business strategies. These statements are subject to uncertainties and factors relating to the Companies operations and business environment, all of which are difficult to predict and many of which are beyond its control that could cause actual results to differ materially from those expressed in or implied by these forward-looking statements.

The following factors are among those that may cause actual results to differ materially from the forward-looking statements: changes in general economic and business conditions; interest rate fluctuations, including the effect of hedging activities; the Companies financial condition and liquidity, as well as future cash flow and earnings and the level of operating expenses; competition; the effect, interpretation, or application of new or existing laws, regulations, court decisions and significant litigation; and the level of chargeoffs on the automobile contracts that the Companies originates.

A further list of these risks, uncertainties and other matters can be found in the Companies filings with the Securities and Exchange Commission. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, the Companies actual results may vary materially from those expected, estimated or projected. The information contained in this press release is as of October 28, 2004. The Companies assumes no obligation to update any forward-looking statements to reflect future events or circumstances.